EXHIBIT (7)(g)

REINSURANCE AGREEMENT (UNION HAMILTON)

RELEASE AND MODIFICATION AGREEMENT (“RELEASE AGREEMENT”)

Between

Union Hamilton Reinsurance Ltd.

of Hamilton, Bermuda (“Union”)

And

Scottish Annuity & Life International Insurance Company (Bermuda) Ltd.

of Hamilton, Bermuda (for and on behalf of itself and the FTU Bermuda Separate Account)

(“Scottish”)

And

Transamerica Life Insurance Company

of Cedar Rapids, Iowa (“TLIC”)

WHEREAS, Union and Transamerica Life Insurance Company (“TLIC”) entered into Modified Coinsurance Agreement No. FUV-1 effective as of April 1, 2001 (“FUV-1”); which was subsequently amended by Amendment No. 1, effective as of April 1, 2001; and

WHEREAS, Union and TLIC (formerly Transamerica Life Insurance and Annuity Company) entered into Modified Coinsurance Agreement No. FUF-1 effective as of April 1, 2001; (“FUF-1”), which was subsequently amended by Amendment No. 1, effective as of April 1, 2001; and

WHEREAS, effective as of April 1, 2001, Union and Scottish entered into a Novation Amendment (“Novation”) pursuant to which Scottish assumed Union’s rights and liabilities and became substituted for Union under Modified Coinsurance Agreements No. FUV-1 and No. FUF-1, as amended; and

WHEREAS, on May 1, 2007 Scottish and TLIC subsequently amended and restated both FUF-1 and FUV-1 and their amendments in their entirety (the amended and restated agreements FUF-011 and FUV-011 are hereinafter collectively referred to as the “Reinsurance Agreements”); and

WHEREAS, Union and Scottish entered into Amendment No. 1 to the Novation executed as of May 31, 2007 (“Amended Novation Agreement”) and

WHEREAS, Union, Scottish and TLIC (the “Parties”) desire to release Scottish from further liability under the Reinsurance Agreements and the Amended Novation Agreement and to have Union become the Reinsurer under the Reinsurance Agreements;

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NOW THEREFORE, in consideration of the mutual promises contained herein, the Parties agree effective as of June 30, 2008, (the “Effective Date”) as follows:

1. Release of Scottish from Amended Novation Agreement

Union and TLIC agree to forever release and discharge Scottish from any and all obligations, liability for payment, or other claims of any type whatsoever, whether known or unknown, suspected or unsuspected, vested or contingent, or grounded in contract, tort or equity, that are outstanding as of the Effective Date or arose thereafter, under or in connection with the Amended Novation Agreement including, without limitation, any present or future liability for payment of any outstanding Unpaid Balance (as defined herein) thereunder.

2. Release of Scottish from Reinsurance Agreements

TLIC agrees to forever release and discharge Scottish from any and all obligations, liability for payment, or other claims of any type whatsoever, whether known or unknown, suspected or unsuspected, vested or contingent, or grounded in contract, tort or equity, that are outstanding as of the Effective Date or arose thereafter, under or in connection with Reinsurance Agreements.

3. Release of Union and TLIC by Scottish

Scottish agrees to forever release and discharge Union and TLIC from any and all obligations, liability for payment, or other claims of any type whatsoever, whether known or unknown, suspected or unsuspected, vested or contingent, or grounded in contract, tort or equity, that are outstanding as of the Effective Date, or arose thereafter, under or in connection with the Amended Novation Agreement and the Reinsurance Agreements.

4. Union Substituted as Reinsurer

Union, TLIC and Scottish agree that as from the Effective Date, Union is substituted as Reinsurer for Scottish for all purposes under the Reinsurance Agreements and the Reinsurance Agreements shall be deemed as from the Effective Date to have been made between Union as Reinsurer, and TLIC, as Reinsured. TLIC and Union agree as from the Effective Date, the rights, duties and payment obligations between them shall be determined under the Reinsurance Agreements and not under the Amended Novation Agreement. All notices to the Reinsurer under Article XI, Section 10 of the Reinsurance Agreements shall be sent to Union at the address set forth in Section 11 of this Release Agreement.

5. Final Settlement

Notwithstanding the foregoing, any obligation to make payment of any amounts due Scottish under the Reinsurance Agreements in the normal course for the quarter in which the Effective Date falls and for any prior accounting period, and any true-up amounts due by or to Scottish under the Reinsurance Agreement and/or the Amended Novation Agreement reflecting adjustments to settlements for the quarter in which the Effective Date falls and for any prior accounting period, are not released under paragraphs 1, 2, and 3 above. Any such amounts shall by payable by or to, and for the account of Scottish Annuity and Life Insurance Company

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(Cayman) Ltd. (“SALIC”) For avoidance of doubt, any payments due to or from SALIC under this paragraph 5 shall not exceed 15.5% of any Remaining Gross Revenue (as that term is defined in Amended Novation Agreement).

6. Governing Law

All rights and obligations of the parties derived from or in any way related to this Release Agreement will be governed by the substantive laws of Bermuda.

The Parties irrevocably submit to the jurisdiction of the several courts of Bermuda and, in particular, to the supervisory jurisdiction of the several courts of Bermuda in relation to any arbitration in accordance with clause 7 hereof.

7. Arbitration

If any dispute arises between the parties in connection with this Release Agreement, such dispute shall be submitted to arbitration in accordance with the rules of Commercial Arbitration of the American Arbitration Association, as modified by this Section.

All disputes submitted to arbitration by a party shall be decided by a panel consisting of one (1) neutral arbitrator who is a current or former officer or executive of an insurer or reinsurer, but not a present or former principal or employee of any party to this Release Agreement.

In rendering the decision and award, the arbitrator shall determine the rights and obligations of the parties according to the substantive and procedural laws of Bermuda. Absent fraud or arbitrator misconduct, a decision by the arbitrator will be final and binding on the parties to the arbitration. Such decision shall be in writing and shall specify the factual and legal bases for the decision and award. The results of arbitration will be binding on the parties, and the award rendered by the arbitrator may be entered in any court having jurisdiction. However, should a party present evidence of fraud or arbitrator misconduct, any award may be temporarily stayed pending a finding by a court of competent jurisdiction. If fraud or arbitrator misconduct is found, any award shall be vacated and the issue shall be resubmitted to arbitration in accordance with this provision.

Each party shall bear its proportionate share of the cost and expenses of the arbitrator. Any party to the arbitration may apply to any court having jurisdiction hereof and seek appropriate relief, until the arbitration award is rendered or the controversy is otherwise resolved. This agreement to arbitrate shall be specifically enforceable.

Unless otherwise agreed to between the parties, the arbitration shall take place in Hamilton, Bermuda.

8. Confidentiality

The parties agree that all information communicated to it by the other parties, whether before or after the Effective Date of this Release Agreement, in connection with this Release Agreement or the Amended Novation Agreement, shall be received in strict confidence. Except to the extent required by law, or except in connection with any arbitration, no such information shall be disclosed by the recipient party, its agents or employees, without prior written consent of the party that provided such information.

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Each party agrees to take all reasonable precautions to prevent the disclosure to outside third parties of such information, including, without limitation, the terms of the Amended Novation Agreement, except as may be necessary by reason of legal, accounting or regulatory requirements beyond the reasonable control of any party.

9. Binding Agreement

The obligations arising under this Release Agreement shall be binding upon and inure to the benefit of all parties to this Release Agreement and to their respective successors and assigns, including, without limitation, any statutory successor or receiver.

10. Entire Agreement

This Release Agreement constitutes the entire agreement between the parties relating to the matters contained in this Release Agreement, and shall supersede all prior or contemporaneous agreements or understandings, whether oral or written. The Release Agreement may be amended only in a writing signed by all parties, and no purported oral agreement or understanding, or conduct or course of conduct after the execution of this Release Agreement shall be binding on any party hereto, unless reduced to writing and executed by authorized officers of all parties.

11. Representations and Warranties

A.	The Parties to this Release Agreement represent and warrant to the other parties as follows:

a.	Each party has the full power and authority to enter into this Release Agreement, and all actions necessary to for the execution, delivery and performance of this Release Agreement have been duly taken, and no further consent or approval of any person, entity, court or governmental authority is required, nor will such execution or performance of this Release Agreement violate any order, writ injunction or decree of any court or other governmental authority; and there is no pending agreement, transaction, lawsuit or negotiation that would render this Release Agreement void or unenforceable.

b.	Upon execution and delivery of this Release Agreement, it shall constitute a valid and binding obligation.

c.	The individuals executing this Release Agreement have the requisite authority to execute this Release Agreement on behalf of their respective parties.

B.	Scottish represents and warrants to Union and TLIC as follows:

a.	Scottish is entering into this Release Agreement as part of a plan to remove Scottish from any remaining business obligations in order to facilitate the sale of Scottish to a third party. Furthermore, as part of this Release Agreement, Scottish

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will be released from any present or future liability under the Amended Novation Agreement for any outstanding Unpaid Balance. For avoidance of doubt, Union and Scottish agree that the “Unpaid Balance” is ten million two hundred seventy six thousand, one hundred forty seven dollars ($10,276,147), as of March 31, 2008, as may be adjusted for settlements for the quarter ending June 30, 2008.

b.	As of the Effective Date Scottish is not insolvent and will not become insolvent as a result of entering into this Release Agreement.

c.	The reinsurance arrangements represented by the Reinsurance Agreements and the Amended Novation Agreement are the only remaining reinsurance obligations to which Scottish is a party as of the Effective Date

12. Notices

Notices to Scottish shall be addressed to:

General Counsel
Scottish Re Group Limited
13840 Ballantyne Corporate Place
Suite 500
Charlotte, NC 28277

Notices to Union shall be addressed to:

J. Oliver Heyliger
Union Hamilton Reinsurance, Ltd.
The Vallis Building, 3rd Floor
58 Par-la-Ville Rd., P.O. Box HM 1995
Hamilton, HM 11
Bermuda

With a copy to:	David Florian
CEO and Chairman
Union Hamilton Reinsurance, Ltd.
401 South Tryon Street
Charlotte, NC 28288-1207

Notices to TLIC shall be addressed to:

Mikel J. Betts, Actuary
Transamerica Life Insurance Company
4333 Edgewood Road NE
Cedar Rapids, IA 52499-4550

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With a copy to:
TCM Legal Department Transamerica Life Insurance Company 4333 Edgewood Road NE Cedar Rapids, IA 52499-4240

13. Severability

If any provision of this Release Agreement shall be deemed invalid, illegal or unenforceable in any respect under applicable law, the validity, legality and enforceability of the remaining provisions shall not be affected or impaired thereby, but only to the extent that the continuance of the remaining provisions is practical and consistent with the original intent of the Parties.

14. Counterparts

This Release Agreement may be executed in any number of counterparts, and all of which together shall constitute one and the same instrument.

[NEXT PAGE IS SIGNATURE PAGE]

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In witness whereof, this Release Agreement is signed in duplicate on the dates indicated by an officer of each of the companies.

Transamerica Life Insurance Company

Approved by
William A. Kling

Title:	Vice President

Date:	July 2, 2008

Union Hamilton Reinsurance, Ltd.		Scottish Annuity & Life International Insurance Company (Bermuda) Ltd.
(for itself and on behalf of the FTU Bermuda Separate Account)

Approved by		Approved by

Title:	VICE PRESIDENT	Title:	SVP ACTUARY

Date:	July 2, 2008	Date:	July 2, 2008

For Purposes of Paragraph 5 Only:

Scottish Annuity and Life Insurance Company (Cayman) Ltd.

Approved by

Title:	Director

Date:	July 2, 2008

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